KingPool Co. a Delaware Corporation

Financial Statements

As of inception – February 24, 2023

# KingPool Co.
# Balance Sheet

| Balance Sheet | Mar 21, 2023 |
|---|---|
| | |
| **Assets** | |
| Current Assets: | |
|    Cash and cash equivalents | $50.00 |
|    Accounts receivable | $0.00 |
|    Prepaid expenses and other assets | $0.00 |
|      Total current assets | $50.00 |
|    Property and equipment - net | $0.00 |
|      Total assets | $50.00 |
| | |
| **Liabilities and Stockholders' Equity** | |
| Current Liabilities: | |
|    Accounts Payable | $0.00 |
|    Accrued Expenses | $0.00 |
|    Deferred revenue and other liabilities | $0.00 |
|      Total current liabilities | $0.00 |
|    Convertible notes (if any) | $0.00 |
|    Other long term liabilities | $0.00 |
|      Total liabilities | $0.00 |
| Stockholders' Equity: | |
|    Total value of common stock issued | $50.00 |
|    Total value of preferred stock issued | $0.00 |
|    SAFE - future equity obligation | $0.00 |
|    Additional paid-in capital | $0.00 |
|      Total stockholders' equity | $0.00 |
|      Total liabilities and stockholders' equity | $50.00 |

KingPool Co.
Income Sheet

| Income Statement | Year Ended Mar, 2023 |
|---|---|
|  |  |
| Revenue - Net | $0.00 |
| Cost of revenue | $0.00 |
| Gross profit/loss | $0.00 |
|  |  |
| Operating Expenses | $650.17 |
| Gross operating profit/oss | -$650.17 |
|  |  |
| Other Income/Expense | $0.00 |
| Net profit/loss | -$650.17 |

# KingPool Co.
## Statement of Cash Flows

| Statement of Cash Flows | Mar 21, 2023 |
|---|---:|
| | |
| Cash flows from operating activities | |
| Net Income | $0.00 |
| Depreciation and amortization | $0.00 |
| Loss on sale of equipment | $0.00 |
| Increase in accounts receivable | $0.00 |
| Decrease in prepaid expenses | $0.00 |
| Decrease in accounts payable | $0.00 |
| Net cash provided by operating activities | $0.00 |
| | |
| Cash flows from investing activities | |
| Capital expenditures | $0.00 |
| Proceeds from sale of equipment | $0.00 |
| Net cash used for investing activities | $0.00 |
| | |
| Cash flows from financing activities | |
| Proceeds from issuing debt | $0.00 |
| Dividends paid | $0.00 |
| Net cash provided by financing activities | $0.00 |
| | |
| Net increase of cash during the year | |
| Cash at the beginning of the year | $0.00 |

| Cash at the end of the year | $0.00 |
|---|---|

## KingPool Co.
## Statement of Changes in Equity

| Statement of Changes in Equity | Mar 21, 2023 |
|---|---:|
|  |  |
| Opening Balance | $0.00 |
| Net profit/loss | -$650.17 |
| Stock issued | $50.00 |
| Preferred stock issued | $0.00 |
| Ending Balance | -$700.17 |

## KingPool Co.
## Statement of Financial Positions

| Statement of Financial Position | Mar 21, 2023 |
|---|---:|
|  |  |
| Assets |  |
| Cash | $50.00 |
| Accounts Receivable | $0.00 |
| Inventory | $0.00 |
| Fixed Assets | $0.00 |
| Other Assets | $0.00 |
| Total Assets | $50.00 |
|  |  |
| Liabilities |  |
| Accounts Payable | $0.00 |
| Accrued Expenses | $0.00 |
| Sales tax liabilities | $0.00 |
| Income taxes payable | $0.00 |
| Debt | $0.00 |
| Total Liabilities | $0.00 |
|  |  |
| Equity |  |
| Owners Equity | $50.00 |

| | |
|---|---|
| Common Stock | $50.00 |
| Retained Earnings | $0.00 |
| Total Owners Equity | $50.00 |
| | |
| Total Liabilities and Owners Equity | $50.00 |

KingPool Co.
Notes to the Financial Statements
February 24, 2023 (inception)
$USD

## 1. ORGANIZATION AND PURPOSE

KingPool Co. (the "Company") is a corporation organized on Feb. 24, 2023 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**c) Cash and Cash Equivalents**

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

**d) Legal Fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

**e) Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**4. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.